
AB
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SEC
Mall Processing SECURITIES/ 12013153
Section Washington, D.C.

FEB 2 8 2011 ANNUAL AUDITED REPORT
FORM X-17A-5
Washington, DC PART III
125

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SEC FILE NUMBER
8- 22990

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING___01/01/2011___AND ENDING___12/31/2011___
                                          MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Blue Creek Securities, LLC

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

100 Church Street, Suite 500

OFFICIAL USE ONLY
FIRM I.D. NO.

(No. and Street)

Huntsville,	AL	35801
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
___Alan L. Bagwell, CFO/FINOP___   256-704-5111
                                                                    (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

EEPB, P.C.

(Name – if individual, state last, first, middle name)

1333 West Loop South, Suite 1400, Houston,	TX	77027
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

[X] Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

SECURITIES AND EXCHANGE COMMISSION
RECEIVED

FEB 2 8 2012

REGISTRATIONS BRANCH
02

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

OATH OR AFFIRMATION

I, _____Alan L. Bagwell_____, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of _____Blue Creek Securities, LLC_____ , as of _____December 31_____, 20_11___, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____

                                                    _____
                                                              Signature

                                                                CFO/FINOP
                                                    _____
                                                                 Title

_____
          Notary Public

MY COMMISSION EXPIRES 7-25-2015

This report ** contains (check all applicable boxes):

- [X] (a) Facing Page.
- [X] (b) Statement of Financial Condition.
- [X] (c) Statement of Income (Loss).
- [X] (d) Statement of Changes in Financial Condition.
- [X] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [X] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [X] (l) An Oath or Affirmation.
- [X] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

BLUE CREEK SECURITIES, LLC

December 31, 2011

Financial Statements



CPAs & BUSINESS ADVISORS

BLUE CREEK SECURITIES, LLC

FINANCIAL STATEMENTS AND SUPPLEMENTAL INFORMATION

DECEMBER 31, 2011

CONTENTS



INDEPENDENT AUDITORS' REPORT

February 15, 2012

Board of Directors
BLUE CREEK SECURITIES, LLC
Huntsville, Alabama

We have audited the accompanying statement of financial condition of BLUE CREEK SECURITIES, LLC (the "Company") as of December 31, 2011, and the related statements of income, member's equity and cash flows for year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of BLUE CREEK SECURITIES, LLC as of December 31, 2011, and the results of its operations and its cash flows for the year then ended are in conformity with accounting principles generally accepted in the United States of America.

EEPB, P.C.

Houston, Texas

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BLUE CREEK SECURITIES, LLC

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2011

ASSETS

Current Assets		
Cash	$	477,478
Cash held with clearing broker		18,455
Intercompany receivable		164,570
Accounts receivable		7,071
Deposits with clearing broker		50,000
Other current assets		15,825
Total current assets		733,399
Note receivable from related party		210,000
Total assets	$	943,399

LIABILITIES AND MEMBER'S EQUITY

Liabilities		
Accounts payable and accrued expenses	$	34,643
Total current liabilities		34,643
Member's equity		908,756
Total liabilities and member's equity	$	943,399

The accompanying notes are an integral
part of the financial statements.

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BLUE CREEK SECURITIES, LLC

STATEMENT OF INCOME

FOR THE YEAR ENDED DECEMBER 31, 2011

Revenues		
Commission and fee income	$	406,676
Dividends and interest		8,283
Total revenues		414,959
Expenses		
Salaries and employee benefits		105,551
Office and other operating expenses		145,436
Total operating expenses		250,987
Net Income	$	163,972

The accompanying notes are an integral
part of the financial statements.

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BLUE CREEK SECURITIES, LLC

STATEMENT OF CHANGES IN MEMBER'S EQUITY

FOR THE YEAR ENDED DECEMBER 31, 2011

	Member's Equity
Balance, beginning of the year	$ 836,784
Distributions	(92,000)
Net income	163,972
Balance, end of year	$ 908,756

The accompanying notes are an integral
part of the financial statements.

BLUE CREEK SECURITIES, LLC

STATEMENT OF CASH FLOWS

FOR THE YEAR ENDED DECEMBER 31, 2011

CASH FLOWS FROM OPERATING ACTIVITIES

Net income	$	163,972
Adjustments to reconcile net income to net cash provided by (used in) operating activities:		
Increase (decrease) in cash related to changes in assets:		
Cash held with clearing broker		(18,455)
Accounts receivable		1,453
Other current assets		(407)
Increase in cash related to changes in liabilities:		
Accounts payable and accrued expenses		25,400
NET CASH PROVIDED BY OPERATING ACTIVITIES		171,963

CASH FLOWS FROM INVESTING ACTIVITIES

Distributions to owners		(92,000)
CASH FLOWS USED IN INVESTING ACTIVITIES		(92,000)

CASH FLOWS FROM FINANCING ACTIVITIES

Advances to Blue Creek Investment Partners, LLC		(130,988)
CASH FLOWS USED IN FINANCING ACTIVITIES		(130,988)
NET DECREASE IN CASH AND CASH EQUIVALENTS		(51,025)
CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR*		528,503
CASH AND CASH EQUIVALENTS, END OF YEAR*	$	477,478
CASH PAID FOR INTEREST		-
CASH PAID FOR TAXES		-

* Amounts do not include cash held with clearing broker

The accompanying notes are an integral
part of the financial statements.

NOTE 1:   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization

BLUE CREEK SECURITIES, LLC (the "Company") is a Delaware limited liability company. The Company was formed for the purpose of conducting business as a broker/dealer in securities. The Company is a member of and is subject to regulations by the Financial Industry Regulatory Authority (FINRA). The Company is a wholly owned subsidiary of Blue Creek Investment Partners, LLC ("Blue Creek").

Cash and Cash Equivalents

For the purposes of the statement of cash flows, the Company considers cash and highly liquid investments with maturities of three months or less when purchased to be cash and cash equivalents.

At times, the Company maintains cash in bank deposits that, at times, exceed federally insured limits. The Company did not experience any losses and does not anticipate any losses associated with these accounts.

Accounts Receivable

During the year, the Company earned commissions for certain variable annuities. The Company's management has not experienced issues collecting any of these commissions and believes the remainder is collectable, thus no allowance has been made.

Deposits Held by Clearing Brokers

Under the terms of the Clearing Agreement with National Financial Services, LLC ("NFS"), the Company is required to maintain a certain level of cash on deposit with NFS which amounted to $50,000 at December 31, 2011.   Should NFS suffer a loss due to a failure of the Company's customer to complete a transaction, the Company is required to indemnify NFS to the extent of such loss. As of December 31, 2011, there were no amounts owed to the clearing broker nor did the company incur a loss during the year ended December 31, 2011 due to a customer's failure to complete a transaction.

Marketable Securities

Marketable securities are recorded at market value based on quoted market prices as of the balance sheet date. The difference between cost and market value is included in income.

NOTE 1:   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (*continued*)

Revenue Recognition

Realized gains from securities transactions are recognized as securities are sold, on a settlement date basis. The Company's revenues from brokerage and mutual fund commissions are recorded on the settlement date.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Income Taxes

The Company is a single member limited liability company and reports on a combined basis with its parent company as a partnership for federal income tax purposes. The Company's taxable income or loss is therefore passed through to the parent company members and reported on their respective tax returns. Accordingly, no provision for federal income taxes has been recorded in these financial statements.

Fair Value of Financial Instruments

The Company accounts for all financial assets and liabilities ASC 820-10, "Fair Value Measurements." ASC 820-10 provides standards and disclosures for assets and liabilities that are measured and reported at fair value. As defined in ASC 820-10, fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (exit price). ASC 820-10 requires disclosure that establishes a framework for measuring fair value and expands disclosure about fair value measurements. The statement requires fair value measurements be classified and disclosed in one of the following categories:

Level 1: Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities. An active market for the asset or liability is a market in which transactions for the asset or liability occur with sufficient frequency and volume to provide pricing information on an ongoing basis.

Level 2: Measured based upon inputs that are observable, either directly or indirectly, for the asset or liability other than quoted market prices included in Level 1. These inputs include: a) quoted prices for similar asset or liabilities in active markets b) quoted prices for identical or similar assets or liabilities in markets that are not active c) inputs other than quoted market prices that are observable and d) inputs that are

BLUE CREEK SECURITIES, LLC

NOTES TO FINANCIAL STATEMENTS

NOTE 1:   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES *(continued)*

derived primarily from or corroborated by observable market data by correlation or other means.

Level 3: Measured based on unobservable inputs for the asset or liability for which there is little, if any, market activity for the asset or liability at the measurement date. This input includes management's own assumptions about the assumptions that market participants would use in pricing the asset or liability. The inputs are developed based on the best information available in the circumstances, which might include management's own data.

As required by ASC 820-10, financial assets and liabilities are classified based on the lowest level of input that is significant to the fair value measurement. The Company's assessment of the significance of a particular input to the fair value measurement requires judgment, and may affect the valuation of the fair value of assets and liabilities and their placement within the fair value hierarchy levels. The Company has no assets or liabilities that are measured and reported at fair value as of December 31, 2011.

NOTE 2:   CONCENTRATIONS/RELATED PARTY TRANSACTIONS

In July 2010, the Company granted an unsecured promissory note to Blue Creek Properties, LLC, ("Properties") a related party, in the amount of $210,000 with an interest rate of 2.33%. Interest only payments are due quarterly to the Company until July 8, 2015, the maturity date of the note. Properties has the option to pay down the loan at any time. The balance of the note is $210,000 as of December 31, 2011. The Company recognized interest income on the note in the amount of $4,893 for the year ended December 31, 2011.

The Company serves as a securities broker for its parent, Blue Creek, an investment advisor registered with the Securities and Exchange Commission. The Company relies on Blue Creek's client relationships in order to generate substantially all of its business. The Company performs brokerage services at no charge for Blue Creek's managed portfolios. The Company retains all fees and commissions for Blue Creek's unmanaged securities portfolios and mutual funds. As of December 31, 2011, the Company has unsecured advances due from Blue Creek in the amount of $164,570.

The Company shares office rent, salaries and certain other expenses with Blue Creek. Such expenses are allocated on an historic ratio of revenues of each company. Total expenses allocated to the Company from Blue Creek aggregated approximately $147,620. Management believes the terms of these transactions are no different than what could be obtained from an unrelated party.

NOTE 3:   NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital of $50,000 (including subordinated indebtedness) and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. The Company is currently in compliance with these requirements.

The Company is exempt from the provisions of SEC Rule 15c3-3 under paragraph (k)(2)(ii), as described in the statement of omitted supplemental data in the supplemental information.

NOTE 4:   COMMITMENTS AND CONTINGENCIES

Security transactions

The Company executes securities and futures transactions on behalf of its customers. If either the customer or the counterparty fails to perform, the Company may be required to discharge the obligation of the nonperforming party. In such circumstances, the Company may sustain a loss if the market value of the security or futures contract is different from the contract value of the transaction. The Company does not expect nonperformance by customers or counterparties.

The Company's policy is to monitor its market exposure, customer risk, and counterparty risk through the use of a variety of credit exposure reporting and control procedures, including marking-to-market securities and any related collateral as well as requiring adjustments of collateral levels as necessary.

NOTE 5:   SUBORDINATED LIABILITIES

The Company had no subordinated liabilities at any time during the year ended December 31, 2011. Therefore, the statement of changes in liabilities subordinated to claims of general creditors has not been presented for the year ended December 31, 2011.

NOTE 6:   UNCERTAIN TAX POSITIONS

The Company did not have unrecognized tax benefits as of December 31, 2011, and does not expect this to change significantly over the next 12 months. The Company recognizes interest and penalties accrued on any unrecognized tax benefits as a component of income tax expense in accordance with ASC 740-10-25. The Company files consolidated income tax returns with Blue Creek. As of December 31, 2011 the federal and state tax years subject to examination generally include all years from 2008 and beyond. As of December 31, 2011, the Company has not accrued interest or penalties related to uncertain tax positions.

BLUE CREEK SECURITIES, LLC

NOTES TO FINANCIAL STATEMENTS

NOTE 7:   SUBSEQUENT EVENTS

Subsequent events were evaluated from January 1, 2012 through February 15, 2012, which is the date the financial statements were available to be issued. No reportable subsequent events were noted.

SUPPLEMENTAL INFORMATION



Year

P.C.

CPAs & BUSINESS ADVISORS

INDEPENDENT AUDITORS' REPORT ON SUPPLEMENTAL INFORMATION REQUIRED
BY RULE 17A-5 OF THE SECURITIES AND EXCHANGE COMMISSION

February 15, 2012

Board of Directors
BLUE CREEK SECURITIES, LLC
Huntsville, Alabama

We have audited the accompanying financial statements of BLUE CREEK SECURITIES, LLC as of and for the year ended December 31, 2011, and have issued our report thereon dated February 15, 2012.   Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on page 14 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information is fairly stated in all material respects in relation to the financial statements as a whole.

EEPB, P.C.

Houston, Texas

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BLUE CREEK SECURITIES, LLC

COMPUTATION OF NET CAPITAL
PURSUANT TO SEC RULE 15c3-1
DECEMBER 31, 2011

Net capital computation:

Member's equity	$ 908,756
Deduct: Non-allowable assets	(390,395)
Net capital before haircuts on marketable securities positions	518,361
Haircuts on marketable securities	(369)
Net Capital	$ 517,992

Net capital required based on leverage:

Total liabilities – aggregate indebtedness	$ 34,643
Total capital required based on 6 2/3% of liabilities	$ 2,310

Under its current agreement with the FINRA, BLUE CREEK SECURITIES, LLC (the "Company" is required to maintain net capital of $50,000.

STATEMENT PURSUANT TO PARAGRAPH (D)(4) OF RULE 17A-5

There was no difference between the above computation of net capital pursuant to Rule 15c3-1 and the corresponding computation prepared by the Company and included in the Company's unaudited Part II A FOCUS report filing as of December 31, 2011.

STATEMENT OF OMITTED SUPPLEMENTAL DATA

The Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3 and the Information Relating to Possession or Control Requirements Under Rule 15c3-3 have been omitted because BLUE CREEK SECURITIES, LLC is exempt from the requirements of Rule 15c3-3 under condition (k)(2)(ii). The conditions of the exemption were being complied with as of December 31, 2011 and no facts came to our attention to indicate that the exemption had not been complied with during the year ended December 31, 2011.



February 15, 2012

Board of Directors
BLUE CREEK SECURITIES, LLC
Huntsville, Alabama

In planning and performing our audit of the financial statements and supplemental schedules of BLUE CREEK SECURITIES, LLC (the "Company") for the year ended December 31, 2011, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting ("internal control") as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1.   Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13.

2.   Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit

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the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *deficiency in internal control* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct, misstatements on a timely basis. A *significant deficiency* is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or a combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented, or detected and corrected, on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2011, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the Financial Industry Regulatory Authority (FINRA), and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

EEPB, P.C.

Houston, Texas



INDEPENDENT ACCOUNTANTS' REPORT ON APPLYING AGREED-UPON PROCEDURES RELATED TO AN ENTITY'S SIPC ASSESSMENT RECONCILIATION

February 15, 2012

Board of Directors
BLUE CREEK SECURITIES, LLC
Huntsville, Alabama

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [Transitional Assessment Reconciliation (Form SIPC-7)] to the Securities Investor Protection Corporation (SIPC) for the twelve months ended December 31, 2011, which were agreed to by BLUE CREEK SECURITIES, LLC ("the "Company") and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating the Company's compliance with the applicable instructions of the Transitional Assessment Reconciliation (Form SIPC-7). The Company's management is responsible for The Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursements record entries, check copies, and bank statements noting no differences;

2. Reconciled the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2011, with the amounts reported in Form SIPC-7 for the year ended December 31, 2011, noting no differences.

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers noting no differences; and

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences.

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We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

EEPB, P.C.

Houston, Texas

SIPC-7

(33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION
P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300
General Assessment Reconciliation

For the fiscal year ended _____Dec 31___, 20 11

(Read carefully the instructions in your Working Copy before completing this Form)

SIPC-7

(33-REV 7/10)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

022990 FINRA DEC
BLUE CREEK SECURITIES LLC   17*17
100 CHURCH ST SW STE 500
HUNTSVILLE AL 35801-4956

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

_____

2. A. General Assessment (item 2e from page 2) $ _____99.17_____

   B. Less payment made with SIPC-6 filed (exclude interest)   (_____52.67_____)

   _____July 28 2011_____
   Date Paid

   C. Less prior overpayment applied   (_____)

   D. Assessment balance due or (overpayment)   _____

   E. Interest computed on late payment (see instruction E) for _____days at 20% per annum   _____

   F. Total assessment balance and interest due (or overpayment carried forward) $ _____46.47_____

   G. PAID WITH THIS FORM:
      Check enclosed, payable to SIPC
      Total (must be same as F above) $ _____46.47_____

   H. Overpayment carried forward $(_____)

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

_____

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Dated the 27 day of JAN, 20 12.

Blue Creek Securities, LLC
(Name of Corporation, Partnership or other organization)

_____
(Authorized Signature)

CFO/FINOP
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

Dates:
Postmarked   Received   Reviewed
Calculations _____   Documentation _____   Forward Copy _____
Exceptions
Disposition of exceptions

- 19 -

DETERMINATION OF "SIPC NET OPERATING REVENUES"
AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning __JAN 1__ , 20 _11_
and ending __Dec 31__ , 20 _11_

Eliminate cents

Item No.

2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030) $ __414,959__

2b. Additions:

    (1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above. _____

    (2) Net loss from principal transactions in securities in trading accounts. _____

    (3) Net loss from principal transactions in commodities in trading accounts. _____

    (4) Interest and dividend expense deducted in determining Item 2a. _____

    (5) Net loss from management of or participation in the underwriting or distribution of securities. _____

    (6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities. _____

    (7) Net loss from securities in investment accounts. _____

        Total additions _____

2c. Deductions:

    (1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products. __354,295__

    (2) Revenues from commodity transactions. _____

    (3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions. _____

    (4) Reimbursements for postage in connection with proxy solicitation. _____

    (5) Net gain from securities in investment accounts. _____

    (6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date. __12,710__

    (7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act). _____

    (8) Other revenue not related either directly or indirectly to the securities business.
    (See Instruction C):

    __Interest Income__ __8,284__

    (Deductions in excess of $100,000 require documentation)

    (9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $_____

        (ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $_____

        Enter the greater of line (i) or (ii)

        Total deductions __375,289__

2d. SIPC Net Operating Revenues $ __39,670__

2e. General Assessment @ .0025 $ __99.17__

        (to page 1, line 2.A.)